Exhibit 99.1

Hebron Announces Entry into Share Purchase Agreement for Strategic Acquisition

Wenzhou and Shanghai, China, May 22, 2020 (PR Newswire) -- Hebron Technology Co., Ltd. (“Hebron” or the “Company”) (Nasdaq: HEBT), a technology oriented enterprise group conducting business in the pharmaceutical equipment and engineering industry segment and financial services industry segment, today announced that it has entered into a definitive share purchase agreement (the “Agreement”) with Nami Holding (Cayman) Co., Ltd. (“Nami”) and Nami Holding (BVI) Co., Ltd (SPV), shareholder of Nami (the “Seller”), to acquire all of the outstanding ordinary shares of Nami. Nami is the parent company of a financial advisory services group comprising subsidiaries and a contractually controlled operating company in China.

Pursuant to the Agreement, the Seller will receive aggregate consideration of RMB 180 million (approximately $25.38 million) valued as of the date the Agreement was executed, consisting of RMB 50 million (approximately $7.05 million) in cash and 1,562,726 shares of the Company’s Class A common shares, par value $0.001 per share, based on the weighted average closing price for the five trading days immediately prior to the execution of the Agreement.

“We are pleased to announce that we have entered into a definitive share purchase agreement with Nami Holding (Cayman) Co., Ltd. and its owner for the strategic acquisition of Nami”, said Mr. Anyuan Sun, the CEO of Hebron Technology Co. Ltd., “this acquisition, once completed, will greatly enhance our financial advisory services capacities and signify that we have reached a milestone in implementing our strategic transition from a traditional industrial technology-based product and service provider to an innovative technology-driven and industry-based financial advisory services provider. We believe that Nami acquisition will further enhance our competitiveness in China’s financial services marketplace.”

For a more complete description of the Nami acquisition, please see the Company’s Current Report on Form 6-K furnished with the Securities and Exchange Commission (“SEC”).

About Hebron Technology Co., Ltd.

Established in January 2005 and headquartered in Wenzhou City, Zhejiang Province, China, Hebron Technology Co., Ltd. engages in research, development, and manufacture of highly specialized valves and pipe fitting products for use in the pharmaceutical, biological, food and beverage, and other clean industries. The Company also offers its customers comprehensive pipeline design, installation, construction, and ongoing maintenance services as holistic solution services. Following the acquisition of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd., and its subsidiaries in July 2019, the Company also engages in financial advisory services business through its subsidiaries and contractually controlled affiliates. For more information about the Company, please visit www.xibolun.com for equipment and engineering business segment and https://www.fintaike.com for financial advisory services segment.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Hebron’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business both in legacy and new segments, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Hebron encourages you to review other factors that may affect its future results in Hebron’s registration statement and in its other filings with the Securities and Exchange Commission. Hebron assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise.

For more information, please contact:

Hebron Technology Co., Ltd.

Investor Relations

Shaokang (Ken) Lu

Phone: +86 (21) 2357-0055

Email: lushaokang@cnisun.com